

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Christopher Lapointe
Chief Financial Officer
SoFi Technologies, Inc.
234 1st Street
San Francisco, California 94105

> **Re: SoFi Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 4, 2022**
> **File No. 333-263277**

Dear Mr. Lapointe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance